SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)
UNDER THE SECURITIES AND EXCHANGE ACT OF 1934

AdvancePierre Foods Holdings, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

00782L107
(CUSIP Number)

9987 Carver Road, Suite 500

Blue Ash, OH 45242
Telephone: (800) 969-2747

Copies to:

George R. Bason, Jr., Esq.

Marc O. Williams, Esq.

Davis Polk & Wardwell LLP

450 Lexington Avenue

New York, New York 10017

Telephone: (212) 450-4000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 25, 2017
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Page 2 of 17 Pages

1.	Name of Reporting Person TYSON FOODS, INC.
2.	Check the Appropriate Box if a Member of a Group (a): ☐ (b): ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐ N/A
6.	Citizenship or Place of Organization DELAWARE
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 32,955,232(1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 32,955,232(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 41.89%(1)
14.	Type of Reporting Person CO

(1)	Beneficial ownership of the common stock, par value $0.01, of Issuer (the “Shares”) is being reported hereunder solely because the Reporting Person may be deemed to have beneficial ownership of such Shares as a result of the relationships described under Item 2 and Item 3 of this Schedule 13D and the matters described in Item 3, Item 4 and Item 5 of this Schedule 13D. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any of the Reporting Persons that it is the beneficial owner of any Shares referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.

The Shares over which the Reporting Person may be deemed to have shared voting power are comprised of 32,955,232 Shares that are the subject of the Tender and Support Agreement (as defined below). Upon the acquisition of any additional Shares or the exercise of any security exchangeable for Shares by the other parties to the Tender and Support Agreement, such Shares acquired (upon exercise or otherwise) shall be included under the Tender and Support Agreement, and the Reporting Person may be deemed to have beneficial ownership of such additional Shares, if any.

The calculation of this percentage is based on 78,664,929 shares of Common Stock outstanding as of April 21, 2017 (as represented by the Issuer in the Merger Agreement discussed in Items 3 and 4 of this Schedule 13D).

Page 3 of 17 Pages

1.	Name of Reporting Person DVB MERGER SUB, INC.
2.	Check the Appropriate Box if a Member of a Group (a): ☐ (b): ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐ N/A
6.	Citizenship or Place of Organization DELAWARE
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 32,955,232(1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 32,955,232(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 41.89%(1)
14.	Type of Reporting Person CO

(1)	Beneficial ownership of the Shares is being reported hereunder solely because the Reporting Person may be deemed to have beneficial ownership of such Shares as a result of the relationships described under Item 2 and Item 3 of this Schedule 13D and the matters described in Item 3, Item 4 and Item 5 of this Schedule 13D. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any of the Reporting Persons that it is the beneficial owner of any Shares referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.

The Shares over which the Reporting Person may be deemed to have shared voting power are comprised of 32,955,232 Shares that are the subject of the Tender and Support Agreement (as defined below). Upon the acquisition of any additional Shares or the exercise of any security exchangeable for Shares by the other parties to the Tender and Support Agreement, such Shares acquired (upon exercise or otherwise) shall be included under the Tender and Support Agreement, and the Reporting Person may be deemed to have beneficial ownership of such additional Shares, if any.

The calculation of this percentage is based on 78,664,929 shares of Common Stock outstanding as of April 21, 2017 (as represented by the Issuer in the Merger Agreement discussed in Items 3 and 4 of this Schedule 13D).

Page 4 of 17 Pages

1.	Name of Reporting Person TYSON LIMITED PARTNERSHIP
2.	Check the Appropriate Box if a Member of a Group (a): ☐ (b): ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐ N/A
6.	Citizenship or Place of Organization DELAWARE
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 32,955,232(1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 32,955,232(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 41.89%(1)
14.	Type of Reporting Person PN

(1)	Beneficial ownership of the Shares is being reported hereunder solely because the Reporting Person may be deemed to have beneficial ownership of such Shares as a result of the relationships described under Item 2 and Item 3 of this Schedule 13D and the matters described in Item 3, Item 4 and Item 5 of this Schedule 13D. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any of the Reporting Persons that it is the beneficial owner of any Shares referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.

The Shares over which the Reporting Person may be deemed to have shared voting power are comprised of 32,955,232 Shares that are the subject of the Tender and Support Agreement (as defined below). Upon the acquisition of any additional Shares or the exercise of any security exchangeable for Shares by the other parties to the Tender and Support Agreement, such Shares acquired (upon exercise or otherwise) shall be included under the Tender and Support Agreement, and the Reporting Person may be deemed to have beneficial ownership of such additional Shares, if any.

The calculation of this percentage is based on 78,664,929 shares of Common Stock outstanding as of April 21, 2017 (as represented by the Issuer in the Merger Agreement discussed in Items 3 and 4 of this Schedule 13D).

Page 5 of 17 Pages

SCHEDULE 13D

Item 1.	Security and Issuer

The class of equity securities to which this Schedule 13D (this “Schedule 13D”) relates is the common stock, par value $0.01 per share (the “Shares”), of AdvancePierre Foods Holdings, Inc., a Delaware corporation (the “Issuer”). The principal executive office of Issuer is located at 9987 Carver Road, Suite 500, Blue Ash, OH 45242.

Item 2.	Identity and Background

This Schedule 13D is being jointly filed by (i) Tyson Foods, Inc., a Delaware corporation (“Parent”), (ii) DVB Merger Sub, Inc., a Delaware corporation and wholly owned subsidiary of Parent (“Merger Sub”), and (iii) Tyson Limited Partnership, a Delaware limited partnership and shareholder of Parent (the “Partnership” and, collectively with Parent and Merger Sub, the “Reporting Persons”).

A Joint Filing Agreement among the Reporting Persons is attached as Exhibit 3 hereto. As a result of the existing relationships described in the preceding paragraph and the transactions described in Item 3 and Item 4, the Reporting Persons may be deemed to constitute a “group” within the meaning of Rule 13d-5(b) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

Parent’s principal executive offices are located at 2200 West Don Tyson Parkway, Springdale, AR 72762-6999. The telephone number of Parent is (479) 290-4000. Parent is one of the world's largest food companies with leading brands such as Tyson®, Jimmy Dean®, Hillshire Farm®, Sara Lee®, Ball Park®, Wright®, Aidells® and State Fair®. Parent is a recognized market leader in beef, pork and chicken as well as prepared foods, including bacon, breakfast sausage, turkey, lunchmeat, hot dogs, pizza crusts and toppings, tortillas and desserts.

Merger Sub’s principal offices are located at 2200 West Don Tyson Parkway, Springdale, AR 72762-6999. The telephone number of Merger Sub is (479) 290-4000. Merger Sub is a wholly owned subsidiary of Parent. Merger Sub was formed solely for the purpose of effecting the transactions contemplated by the Merger Agreement (defined below) and has not engaged in any activities other than those incidental to its formation and the transactions contemplated by the Merger Agreement and the Tender and Support Agreement (each defined below).

The principal offices of the Partnership are located at 2200 West Don Tyson Parkway, Springdale, AR 72762-6999. The telephone number of the Partnership is (479) 290-4000. As of May 2, 2017, the Partnership owned (i) 70,000,000 shares of Class B Comon Stock of Parent or 99.98% of the total outstanding shares of such class and (ii) 2,743,680 shares of Class A Common Stock of Parent, which together represent approximately 71.14% of the aggregate voting power of the outstanding shares of Parent’s common stock. The Donald J. Tyson Revocable Trust has a 44.44% interest as a general partner in the Partnership. John Tyson has a 33.33% interest as a general partner in the Partnership. Each of Barbara A. Tyson and Harry C. Erwin has an 11.115% interest as a general partner in the Partnership. There is no managing general partner of the Partnership. Decisions in the Partnership are made pursuant to a majority vote of the general partnership interests and no single person holds a veto right.

The name, business address, present principal occupation or employment and citizenship of each director and executive officer or person denominated or functioning as a general partner of any of the Reporting Persons, as applicable, is set forth on Schedule A. During the preceding five years, none of the Reporting Persons nor, to the best knowledge of the Reporting Persons, any of the persons listed on Schedule A, have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds

The Tender and Support Agreement described in Item 4 of this Schedule 13D (the terms of which are hereby incorporated by reference) was entered into by and among Parent, Merger Sub and the Supporting Stockholders (as defined below in Item 4). The Supporting Stockholders entered into the Tender and Support Agreement as an inducement to Parent’s and Merger Sub’s willingness to enter into the Merger Agreement described in Item 4 of this Schedule 13D (the terms of which are hereby incorporated by reference). The Shares to which this Schedule 13D relates have not been

Page 6 of 17 Pages

purchased by any Reporting Person and no payments were made by or on behalf of any Reporting Person in connection with the execution of the Tender and Support Agreement.

Item 4.	Purpose of the Transaction

On April 25, 2017, Parent, Merger Sub and Issuer entered into an Agreement and Plan of Merger (the “Merger Agreement”). Pursuant to the terms of the Merger Agreement, within ten business days after the initial public announcement of the transactions contemplated by the Merger Agreement, Merger Sub and Parent will commence a tender offer (the “Offer”) to purchase all of the outstanding Shares at a price of $40.25 per Share net to the seller in cash, without interest and less any required withholding taxes (the “Offer Price”), upon the terms and subject to the conditions set forth in the Merger Agreement. The Merger Sub’s obligation to accept for payment the Shares tendered in the Offer is conditioned upon, among other things, there being validly tendered and received and not withdrawn, prior to the expiration of the Offer, a number of Shares that, together with the Shares then owned by Parent, Merger Sub and any other direct or indirect wholly owned subsidiary of Parent, represent at least a majority of the Shares then outstanding on a fully diluted basis as of the date and time of the first acceptance for payment of Shares validly tendered and not withdrawn pursuant to the terms and conditions of the Offer (such time, the “Acceptance Time” and such condition, the “Minimum Condition”).

As soon as practicable following the Acceptance Time, and in any event within two business days of the satisfaction or waiver of certain conditions set forth in the Merger Agreement and in accordance with applicable law, Merger Sub will be merged with and into Issuer (the “Merger”), with Issuer as the surviving corporation and a wholly owned subsidiary of Parent. The Merger will be governed by Section 251(h) of the DGCL and effected without a vote of Issuer’s stockholders. At the effective time of the Merger (the “Merger Effective Time”), each outstanding Share (other than treasury shares held by Issuer and any Shares owned by Parent, Merger Sub or any person who is entitled to and properly demands statutory appraisal of his or her shares under Section 262 of the Delaware General Corporation Law) will be converted into the right to receive the Offer Price. The foregoing description of the Merger Agreement is qualified in its entirety by reference to the full text of the Merger Agreement, which is attached as Exhibit 1 and is incorporated herein by reference.

Concurrently with the execution of the Merger Agreement, each of OCM Principal Opportunities Fund IV Delaware, L.P. and OCM APFH Holdings, LLC (each, a “Supporting Stockholder”) entered into a tender and support agreement, dated April 25, 2017, with Parent and Merger Sub (the “Tender and Support Agreement”). Pursuant to the Tender and Support Agreement, each Supporting Stockholder has agreed to tender, or cause to be tendered, all Shares beneficially owned by such Supporting Stockholder (the “Subject Shares”) in the Offer, no later than five business days after receipt of the Offer Documents (as defined in the Merger Agreement). Collectively, the Supporting Stockholders had beneficial ownership, as of April 25, 2017, of an aggregate of 32,955,232 Shares or approximately 42% of the Shares (based on 78,664,929 Shares outstanding as of April 21, 2017 (as represented by Issuer in the Merger Agreement)).

Pursuant to the Tender and Support Agreement, the Supporting Stockholders have agreed (i) to vote all of the Subject Shares in favor of any matter reasonably necessary to consummate the transactions contemplated by the Merger Agreement, including the Offer and the Merger, for so long as the Merger Agreement remains in effect; (ii) to not vote in favor of any Acquisition Proposal (as defined in the Merger Agreement) or other action, contract or transaction that is intended, or would reasonably be expected, to frustrate the purpose of, impede, hinder, interfere with, prevent, materially delay or materially postpone or adversely affect the transactions contemplated by the Merger Agreement, including the Offer and the Merger; and (iii) to not vote in favor of any change in membership of the board of directors of Issuer without the express permission of the Parent. The Supporting Stockholders have also agreed, without the prior written consent of Parent, not to, directly or indirectly, subject to certain exceptions, (a) grant any proxies, powers of attorney, rights of first offer or refusal or enter into any voting trust with respect to any of such Support Stockholder’s Subject Shares; (b) sell, assign, transfer, tender, pledge, encumber, grant a participation interest in, hypothecate or otherwise dispose of or consent to any of the foregoing with respect to any of such Supporting Stockholder’s Subject Shares; (c) otherwise permit any liens to be created on any of such Supporting Stockholder’s Subject Shares; (d) enter into any contract with respect to the direct or indirect transfer of any such Supporting Stockholder’s Subject Shares; or (e) deposit any of the Supporting Stockholder’s Subject Shares into a voting trust or enter into a voting agreement or arrangement with respect of any Supporting Stockholder’s Subject Shares or grant any proxy or power of attorney, or any other authorization or consent, with respect to such Subject Shares. The Supporting Stockholders have also agreed to forever waive and not exercise any appraisal rights or dissenters’ rights and to comply with specified non-solicitation provisions (except that the Supporting Stockholders may participate in discussions or negotiations relating to an Acquisition Proposal where the Issuer is then also permitted to do so pursuant to the Merger Agreement).

Page 7 of 17 Pages

The Tender and Support Agreement is subject to termination automatically, without any notice or other action by any party to the Tender and Support Agreement, upon the first to occur of: (i) the Effective Time (as defined in the Merger Agreement); (ii) the valid termination of the Merger Agreement; and (iii) an Adverse Recommendation Change (as defined in the Merger Agreement), and, with respect any Supporting Stockholder, may be terminated by such Supporting Stockholder upon a reduction in the Offer Price. The foregoing description of the Tender and Support Agreement does not purport to be complete and is qualified in its entirety by reference to the Tender and Support Agreement, which is attached as Exhibit 2 and incorporated herein by reference. Schedule B lists the names and number of Shares that are beneficially held by each Supporting Stockholder and subject to this Schedule 13D.

The purpose of the Offer and the Merger is for Parent to acquire control of, and the entire equity interest in, Issuer. The Offer, as the first step in the acquisition of Issuer, is intended to facilitate the acquisition of all of the Shares. The purpose of the Merger is to acquire all capital stock of Issuer not purchased pursuant to the Offer or otherwise and to cause Issuer to become a wholly owned subsidiary of Parent.

The Shares acquired in the Offer will be canceled in the Merger and, upon completion of the Offer, Merger Sub will merge with and into Issuer, which will continue as the surviving corporation and a wholly owned subsidiary of the Parent. At the Merger Effective Time, (i) the directors of Merger Sub immediately prior to the Merger Effective Time will be directors of Issuer as the surviving corporation, (ii) the officers of the Merger Sub immediately prior to the Merger Effective Time will be the officers of Issuer as the surviving corporation and (iii) the certificate of incorporation of Issuer will be amended and restated in its entirety as set forth in an exhibit to the Merger Agreement. Upon completion of the Merger, the Shares currently listed on the New York Stock Exchange (the “NYSE”) will cease to be listed on the NYSE and will subsequently be deregistered under the Exchange Act.

Except as set forth in this Schedule 13D and in connection with the Offer and the Merger described above, Parent has no plan or proposal that relates to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

The Offer has not yet commenced. The foregoing is neither an offer to purchase nor a solicitation of an offer to sell Shares, nor is it a substitute for the tender offer materials that Parent and Merger Sub will file with the SEC upon commencement of the Offer. At the time the Offer is commenced, Parent and Merger Sub will file tender offer materials on Schedule TO, and the Issuer will file a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC with respect to the Offer. The tender offer materials (including an Offer to Purchase, a related Letter of Transmittal and certain other tender offer documents) and the Solicitation/Recommendation Statement will contain important information. Holders of Shares are urged to read these documents when they become available because they will contain important information that holders of Issuer securities should consider before making any decision regarding tendering their securities. The Offer to Purchase, the related Letter of Transmittal and certain other tender offer documents, as well as the Solicitation/Recommendation Statement, will be made available to all holders of Shares at no expense to them. The tender offer materials and the Solicitation/Recommendation Statement will be made available for free at the SEC’s web site at www.sec.gov.

Item 5.	Interest in Securities of Issuer

(a), (b)

Other than those Shares that may be deemed to be beneficially owned by operation of the Tender and Support Agreement, the Reporting Persons do not beneficially own any Shares.

As a result of the Tender and Support Agreement, Parent may be deemed to have shared power to vote up to 32,955,232 Shares in favor of approval of the Merger or in connection with certain other matters described in Item 4 above (the terms of which are incorporated herein by reference), and thus, each Reporting Person may be deemed to be the beneficial owner of 32,955,232 Shares. As of April 25, 2017, all Shares that may be deemed to be beneficially owned by the Reporting Persons constitute approximately 41.89% of the issued and outstanding Shares (based on 78,664,929 Shares as of April 21, 2017 (as represented by Issuer in the Merger Agreement)). The Reporting Persons (i) are not entitled to any rights as a stockholder of Issuer as to the Shares covered by the Tender and Support Agreement, except as otherwise expressly provided in the Tender and Support Agreement and (ii) disclaim all beneficial ownership of such Shares because the rights granted to the Reporting Persons under the Tender and Support Agreement are subject to conditions outside of the Reporting Persons’ control.

Page 8 of 17 Pages

Except as set forth in this Item 5, to the knowledge of the Reporting Persons, none of the persons named in Schedule A beneficially owns any Shares.

(c)

Except for the agreements described in this Schedule 13D, to the knowledge of the Reporting Persons, no transactions in the class of securities reported have been effected during the past 60 days by any person named in Schedule A or Item 5(a).

(d)

To the knowledge of the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities of Issuer reported herein.

(e)

Inapplicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of Issuer

Except for the agreements described in this Schedule 13D, to the knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise), among the Reporting Persons or, to the knowledge of any of the Reporting Persons, any other person or entity referred to in Item 2 (including those listed on Schedule A), or between such persons and any other person, with respect to any securities of Issuer, including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding proxies.

Item 7.	Material to be Filed as Exhibits

Exhibit 1	Agreement and Plan of Merger dated April 25, 2017, among Tyson Foods, Inc., DVB Merger Sub, Inc. and AdvancePierre Foods Holdings, Inc.

Exhibit 2	Form of Tender and Support Agreement dated April 25, 2017, among Tyson Foods, Inc., DVB Merger Sub, Inc. and each of the persons set forth on Schedule B thereto.

Exhibit 3	Joint Filing Agreement, dated May 5, 2017 by and among the Reporting Persons.

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SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 13D is true, complete and correct.

Date: May 5, 2017

TYSON FOODS, INC.

By:	/s/ R. Read Hudson
	Name:	R. Read Hudson
	Title:	Vice President, Associate General Counsel and Secretary

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SIGNATURES (cont.)

DVB MERGER SUB, INC.

By:	/s/ R. Read Hudson
	Name:	R. Read Hudson
	Title:	Vice President and Secretary

Page 11 of 17 Pages

SIGNATURES (cont.)

TYSON LIMITED PARTNERSHIP

By:	/s/ Harry C. Erwin, III
	Name:	Harry C. Erwin, III
	Title:	General Partner

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SCHEDULE A

CERTAIN INFORMATION CONCERNING EXECUTIVE OFFICERS AND DIRECTORS OF
TYSON FOODS, INC. AND DVB MERGER SUB, INC.

Directors and Executive Officers of Parent. The following table sets forth the name, present principal occupation or employment and past material occupations, positions, offices or employment for at least the past five years for each director of Parent and the name, citizenship, present principal occupation or employment and past material occupations, positions, offices or employment for at least the past five years for each executive officer of Parent. Unless otherwise indicated, the current business address of each person is 2200 West Don Tyson Parkway, Springdale, AR 72762-6999. Unless otherwise indicated, the current business telephone number of each person is (479) 290-4000.

Name	Age	Citizenship	Present Principal Occupation or Employment; Material Positions Held During the Past Five Years

Directors of Tyson Foods, Inc.

John H. Tyson	63	United States	Mr. Tyson, born September 5, 1953, has been a member of the Board since 1984, has served as Chairman since 1998, and served as Chief Executive Officer from 2001 until 2006. Mr. Tyson was initially employed by Tyson Foods in 1973. Mr. Tyson holds three general partnership units in the Partnership.
Gaurdie E. Banister Jr.	59	United States	Mr. Banister, born September 28, 1957, has been a Director since 2011. Mr. Banister was the President and Chief Executive Officer of Aera Energy LLC from 2007 until his retirement in 2015.
Mike Beebe	70	United States	Mr. Beebe, born December 28, 1946, has been a Director since 2015. Mr. Beebe currently serves as a member of the Governors’ Council of the Bipartisan Policy Center (“BPC”) in Washington, D.C. Prior to joining the BPC, he served as the Governor of the State of Arkansas from 2007 to 2015.
Mikel A. Durham	54	United States	Ms. Durham, born January 26, 1963, has been a Director since 2015. Ms. Durham has been the Chief Executive Officer of American Seafoods Group since January 2017, having previously served as the Chief Commercial Officer for CSM Bakery Solutions LLC (“CSM”) from 2014 to 2016. Prior to joining CSM, Ms. Durham held a number of management positions with PepsiCo, Inc. between 2009 and 2014, finally serving as global growth officer for PepsiCo Foodservice.
Thomas P. Hayes	52	United States	Mr. Hayes, born January 27, 1965, has been a Director since 2016. Mr. Hayes has been President of Tyson Foods since June 2016 and has been Chief Executive Officer of Tyson Foods since December 31, 2016. Mr. Hayes previously served Tyson Foods as Chief Commercial Officer since June 2015 after being appointed President, Foodservice in 2014. Mr. Hayes previously served as Executive Vice President and Chief Supply Chain Officer of The Hillshire Brands Company from 2012 to 2014. Mr. Hayes is also President and Chief Executive Officer of DVB Merger Sub, Inc.

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Kevin M. McNamara	61	United States	Mr. McNamara, born March 12, 1956, has been a Director since 2007. Mr. McNamara is Chief Executive Officer for CenseoHealth and is the founding principal of McNamara Family Ventures, a family investment office providing venture and growth capital to health care companies. He also served as an operating partner in Health Evolution Partners from April 2013 through October 2014, and in that capacity served on the board of directors of Optimal Radiology Partners. He also served as the Chairman of Agilum Healthcare Intelligence from 2011 to 2015. Mr. McNamara’s current business address is Censed Health, LLC, 4055 Valley View Lane, Suite 400, Dallas, TX 75244 and his current business telephone number is (469) 466-7001.
Cheryl S. Miller	44	United States	Ms. Miller, born May 5, 1972, has been a Director since 2016. Ms. Miller is Executive Vice President and Chief Financial Officer for AutoNation, Inc. She has served in this position since 2014, prior to which she served as Treasurer and Vice President of Investor Relations since 2010.
Jeffrey K. Schomburger	55	United States	Mr. Schomburger, born April 1, 1962, has been a Director since 2016. Mr. Schomburger is Global Sales Officer, Customer Business Development, for The Procter & Gamble Company (“P&G”). He has held numerous leadership positions with P&G since joining P&G in 1984, including President of the global Walmart team from 2005 to 2015.
Robert C. Thurber	70	United States	Mr. Thurber, born April 15, 1947, has been a Director since 2009. Mr. Thurber has been retired since 2007.
Barbara A. Tyson	68	United States	Ms. Tyson, born March 6, 1949, has been a Director since 1988. Ms. Tyson served as Vice President of Tyson Foods until 2002, after which she was a consultant to Tyson Foods through 2011. Ms. Tyson holds one general partnership unit in the Partnership.
Officers of Tyson Foods, Inc.
Curt T. Calaway	43	United States	Mr. Calaway, born September 10, 1973, was appointed Senior Vice President, Controller and Chief Accounting Officer in 2012, after serving as Vice President, Audit and Compliance since 2008.
Andrew P. Callahan	51	United States	Mr. Callahan, born October 29, 1965, was appointed President, North American Foodservice & International in February 2017, having previously served as President, Retail Packaged Brands since 2014. Mr. Callahan previously served as Executive Vice President and President, Retail of The Hillshire Brands Company from 2012 to 2014. Mr. Callahan’s current business address is Headquarters, Local Office, 400 S. Jefferson Street, Chicago, IL 60607 and his current business telephone number is (312) 614-7830.
Sally Grimes	46	United States	Ms. Grimes, born November 23, 1970, was appointed President, North American Retail in February 2017, having previously served as President, International and Chief Global Growth Officer since June 2015 following her appointment as President and Global

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			Growth Officer in 2014. Ms. Grimes previously served as Senior Vice President, Chief Innovation Officer and President, Gourmet Food Group of The Hillshire Brands Company from 2012 to 2014. Ms. Grimes’s current business address is Headquarters, Local Office, 400 S. Jefferson Street, Chicago, IL 60607 and her current business telephone number is (312) 614-7830.
Dennis Leatherby	57	United States	Mr. Leatherby, born January 14, 1960, was appointed Executive Vice President and Chief Financial Officer in 2008 after serving as Senior Vice President, Finance and Treasurer since 1998. Mr. Leatherby is also a Director and the Executive Vice President and Chief Financial Officer of DVB Merger Sub, Inc.
Monica H, McGurk	47	United States	Ms. McGurk, born March 14, 1970, was appointed Chief Growth Officer in February 2017, having previously served as Executive Vice President, Strategy and New Ventures and President, Foodservice since August 2016 after serving as Senior Vice President, Strategy and New Ventures since April 2016. Prior to joining Tyson Foods, Ms. McGurk served as Senior Vice President of Strategy, Decision Support and eCommerce for the North American Group of the Coca-Cola Company from 2014 to 2016, prior to which she served as Vice President, Strategy & eCommerce since late 2012.
Mary Oleksiuk	55	United States	Ms. Oleksiuk, born December 18, 1961, was appointed Executive Vice President and Chief Human Resources Officer in September 2014. Ms. Oleksiuk previously served as Senior Vice President, Chief Human Resources Officer for The Hillshire Brands Company from 2012 to 2014.
Douglas W. Ramsey	48	United States	Mr. Ramsey, born December 19, 1968, was appointed President, Poultry in March 2017, after serving as Senior Vice President Big Bird/Fowl from 2014 to 2017 and Senior Vice President & General Manager Value Added from 2011 to 2014.
Scott Rouse	54	United States	Mr. Rouse, born March 24, 1963, was appointed Chief Customer Officer in 2014, after serving as Senior Vice President Customer Development since 2007.
Stephen R. Stouffer	56	United States	Mr. Stouffer, born September 19, 1960, was appointed President, Fresh Meats in 2013, after serving as Senior Vice President, Beef Margin Management since 2012. Mr. Stouffer’s current business address is 800 Stevens Port Drive, Suite 00828A, Dakota Dunes, SD 57038 and his current business telephone number is (605) 235-2730.
David L. Van Bebber	60	United States	Mr. Van Bebber, born May 10, 1956, was appointed Executive Vice President and General Counsel in 2008. Mr. Van Bebber is a Director and the Executive Vice President and General Counsel of DVB Merger Sub, Inc.
Noel W. White	59	United States	Mr. White, born December 19, 1957, was appointed Chief Operations Officer in February 2017, having previously served as President, Poultry since 2013, after serving as Senior Group Vice President, Fresh Meats since 2009.

Page 15 of 17 Pages

Directors and Executive Officers of Merger Sub. The following table sets forth the name, present principal occupation or employment and past material occupations, positions, offices or employment for at least the past five years for each director of Merger Sub and the name, citizenship, present principal occupation or employment and past material occupations, positions, offices or employment for at least the past five years for each executive officer of Merger Sub. Unless otherwise indicated, the current business address of each person is 2200 West Don Tyson Parkway, Springdale, AR 72762-6999. Unless otherwise indicated, the current business telephone number of each person is (479) 290-4000.

Name	Age	Citizenship	Present Principal Occupation or Employment; Material Positions Held During the Past Five Years
Directors of DVB Merger Sub, Inc.
Dennis Leatherby	57	United States	See information provided above
David L. Van Bebber	60	United States	See information provided above
Officers of DVB Merger Sub, Inc.
Thomas P. Hayes	52	United States	See information provided above
R. Read Hudson	59	United States	Mr. Hudson, born April 11, 1958, was appointed Vice President, Associate General Counsel and Secretary of Tyson Foods, Inc. in 2003. Mr. Hudson is Vice President and Secretary of DVB Merger Sub, Inc.
Shawn C. Munsell	42	United States	Mr. Munsell, born December 22, 1974, was appointed Vice President and Treasurer of Tyson Foods, Inc. in May 2015 having previously served as Treasurer of CF Industries Holdings, Inc. since 2011. Mr. Munsell is Vice President and Treasurer of DVB Merger Sub, Inc.
Nathan A. Hodne	51	United States	Mr. Hodne, born May 22, 1966, was appointed Vice President, Associate General Counsel and Assistant Secretary of Tyson Foods, Inc. in 2007. Mr. Hodne is Vice President and Assistant Secretary of DVB Merger Sub, Inc.
Rodney Tademy	45	United States	Mr. Tademy, born November 6, 1971, was appointed Assistant Treasurer of Tyson Foods, Inc. in 2007. Mr. Tademy is Assistant Treasurer of DVB Merger Sub, Inc.

Page 16 of 17 Pages

General Partners of the Partnership: The following table sets forth the name, citizenship, present principal occupation or employment and past material occupations, positions, offices or employment for at least the past five years for each general partner of the Partnership. Unless otherwise indicated, the current business address of each person is 2200 West Don Tyson Parkway, Springdale, AR 72762-6999. Unless otherwise indicated, the current business telephone number of each person is (479) 290-4000.

Name	Age	Citizenship	Present Principal Occupation or Employment; Material Positions Held During the Past Five Years
General Partners
John H Tyson	63	United States	See information provided above.
Barbara A. Tyson	68	United States	See information provided above.
Harry C. Erwin, III	60	United States	Mr. Erwin established the accounting firm, Erwin & Company, in 1984 at which he has continuously been a partner. Mr. Erwin holds one general partnership unit in the Partnership.
The Donald J. Tyson Revocable Trust		United States	The Donald J. Tyson Revocable Trust holds four general partnership units in the Partnership.

Page 17 of 17 Pages

SCHEDULE B
STOCKHOLDERS AND SUBJECT SHARES

Stockholder	Shares
OCM Principal Opportunities Fund Delaware, L.P.	31,732,120
OCM APFH Holdings, LLC	1,223,112
TOTAL	32,955,232